UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este
P.O. Box 0819-08730
Panama City, Republic of Panama
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

Date: February 17, 2025	By:	/s/ Ana Graciela de Méndez
	Name:	Ana Graciela de Méndez
	Title:	Chief Financial Officer

AUTHORIZATION FOR THE REGISTRATION OF ORDINARY BONDS IN RNVE AND PUBLIC OFFERING

Panama City, Republic of Panama, February 17, 2025 - In accordance with the provisions of numeral 7.3 of article 5.2.4.3.1 of Decree 2555 of 2010, Banco Latinoamericano de Comercio Exterior S.A. (“Bladex”) informs that on February 14, 2025, Resolution No. 0124 of January 29, 2025, became final and non-appealable, through which the Financial Superintendency of Colombia authorized the registration of certain ordinary bonds in the National Registry of Securities and Issuers - Registro Nacional de Valores y Emisores - (“RNVE”) managed by that Superintendency, and their public offering.

The bonds will have the following characteristics:
•Issuance amount: up to COP $300,000,000,000.
•Ley de Circulación: A la orden.
•Recipients: General investors.
•Nominal value of each bond: COP $1,000,000.
•Minimum investment: Equivalent to the value of 1 bond, i.e., COP $1,000,000.
•Series and maturity of the bonds: The issuance may consist of up to 3 series: A, B, and C. The totality of the bond series will have capital maturity terms between 1 and 5 years from the issuance date.
•Amortization: The capital of the bonds may be amortized, prepaid, or fully paid at maturity.
•Bond yield: The maximum yield of the bonds for each subseries will be determined by any of the legal representatives of the Issuer and published in the respective notice or separately on the day of each issuance.
•Interest payment method: In arrears.
•Bond issuance date: The business day following the publication date of the first public offering notice.
•Rating: AAA granted by BRC Ratings - S&P Global S.A.
•Fiduciary Agent: BBVA ASSET Management S.A. Sociedad Fiduciaria
•Stock exchange where they will be registered: Bolsa de Valores de Colombia S.A.
•Legal representative of the bondholders: Fiduciaria Corficolombiana S.A.
•Issuance administrator: Deceval S.A.
•Structurer, Coordinator, and Lead Offer Agent: Grupo Bancolombia Capital
•Legal Advisor: Posse Herrera Ruiz S.A.S.

The documents related to the offering are available for consultation by the general market in the RNVE and on Bladex's website.

About Bladex

Bladex, a multinational bank originally established by the central banks of Latin American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing of its customer base, which includes financial institutions and corporations.

Bladex has been listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks and state-owned banks and entities representing 23 Latin American countries, commercial banks and financial institutions, and institutional and retail investors through its public listing.

For further information on Bladex, please access its website at www.bladex.com or contact:

Carlos Daniel Raad – Chief Investor Relations Officer
E-mail address: craad@bladex.com / ir@bladex.com. Tel.: (+507) 366-4925 ext. 7925
Head Office Address: Torre V, Business Park, Ave. La Rotonda, Urb. Costa del Este,
Panama, Republic of Panama